EXHIBIT 18.1

The Board of Directors
Bally Total Fitness Holding Corporation

The notes to consolidated financial statements of Bally Total Fitness Holding Corporation included in its Form 10-K for the year ended December 31, 2003 describe a change in the method of accounting for recognition of revenue from membership contracts from an estimation based method to a modified cash basis method that recognizes revenue at the later of when collected or earned and a related change in the method of accounting for membership origination costs from a deferral and amortization method to expensing as incurred. We conclude that such changes in the methods of accounting are to acceptable alternative methods which, based on your business judgment to make these changes and for the stated reasons, are preferable in your circumstances.

Very truly yours,

Ernst & Young LLP
Chicago, Illinois
March 11, 2004